UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

MRV COMMUNICATIONS, INC.

(Name of Subject Company)

MRV COMMUNICATIONS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0017 per share

(Title of Class of Securities)

553477407

(CUSIP Number of Class of Securities)

Mark J. Bonney

President and Chief Executive Officer

MRV Communications, Inc.

20520 Nordhoff Street

Chatsworth, CA 91311

(818) 773-0900

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Steven I. Suzzan

Norton Rose Fulbright US LLP

1301 Avenue of the Americas

New York, NY 10019-6022

(212) 318-3000

☐         Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) initially filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2017 by MRV Communications, Inc. (“MRV”). The Schedule 14D-9 relates to the cash tender offer by Golden Acquisition Corporation, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of ADVA NA Holdings, Inc., a Delaware corporation (“Parent”) and a wholly-owned subsidiary of ADVA Optical Networking SE, a European public limited liability company incorporated in Germany and organized under the laws of Germany and the European Union and registered in the commercial register of the local court of Jena, Germany, under HRB 508155 (“ADVA SE”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub, Parent and ADVA SE with the SEC on July 17, 2017, pursuant to which Merger Sub is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0017 per share, including any associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share, at a price per share of $10.00, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein. Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings given in the Schedule 14D-9. This Amendment No. 2 is being filed to reflect certain updates as reflected below.

ITEM 8.	Additional Information

The “Certain Litigation” section of Item 8 (Additional Information) of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs to the end of such section:

On July 24, 2017, a putative securities class action complaint (the “Allia Complaint”, and, together with the complaint for the action captioned Kachelmyer v. MRV Communications, Inc., et al. filed on July 21, 2017, the “Complaints”) for an action captioned Allia v. MRV Communications, Inc., et al. was filed in the United States District Court for the Central District of California by Peter Allia, a purported owner of Shares, on behalf of himself and all other public stockholders of MRV, against MRV, the members of the MRV Board, Parent and Merger Sub in connection with the pending Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Allia Complaint claims that, among other things, the members of the MRV Board breached their fiduciary duties to the stockholders of MRV by approving the Merger Agreement and the transactions contemplated thereby on terms and conditions alleged to be materially unfair to MRV’s stockholders and by allegedly omitting and misrepresenting material information on MRV’s Schedule 14D-9 in connection therewith, with such material information alleged to include, among other things, MRV’s financial projections and sales process and certain financial analyses performed by Cowen in connection with the pending Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Allia Complaint further alleges that MRV, the members of the MRV Board, Parent and Merger Sub violated Section 14(e) and 20(a) of the Exchange Act by issuing (either directly, in the case of MRV and the MRV Board, or indirectly, in the case of Parent and Merger Sub) the Schedule 14D-9 with such alleged omissions and misrepresentations of material information as described in the immediately preceding sentence. The Allia Complaint seeks various remedies, including, among other things, (i) certification of the action as a class action, (ii) enjoining the pending Offer and the Merger, (iii) in the event the Offer and the Merger are consummated, rescinding them and setting them aside or awarding rescissory damages, (iv) declaring the Merger Agreement unlawful and unenforceable, (v) awarding damages to the plaintiff and the public stockholders of MRV, (vi) awarding the plaintiff fees and expenses (including reasonable attorneys’ and experts’ fees and expenses) incurred by the plaintiff in connection with the litigation and (vii) granting such other and further relief as the court may deem just and proper. A preliminary injunction could delay or jeopardize the completion of the Transactions, and permanent injunctive relief could indefinitely enjoin completion of the Transactions. MRV believes that the claims stated in the Allia Complaint have no merit; however, the outcome of this matter is uncertain.

The foregoing descriptions are only summaries and are qualified in their entirety by reference to the Complaints, copies of which are filed as Exhibits (a)(5)(D) and (a)(5)(E), respectively, to this Schedule 14D-9. For a complete understanding of the Complaints, you are encouraged to read the full texts thereof.

ITEM 9.	Exhibits

Item 9 (Exhibits) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(E)	Complaint captioned Peter Allia, On Behalf of Himself and All Others Similarly Situated v. MRV Communications, Inc., et al., filed on July 24, 2017, in the United States District Court for the Central District of California.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MRV COMMUNICATIONS, INC.

By:	/s/ Mark J. Bonney
Name: Mark J. Bonney
Title: Chief Executive Officer
Date: July 25, 2017